# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3040 Post Oak Blvd., FLOOR 18 SUITE 164, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0002106572
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- EEME Energy SPV I, LLC (CIK 0002106572): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), subject company funds (SC); sole voting power 109,499,560; shared voting power 0; sole dispositive power 109,499,560; shared dispositive power 0; aggregate amount beneficially owned 109,499,560 (27.5% of the class)
- Majique Ladnier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), subject company funds (SC); sole voting power 144,274,860; shared voting power 0; sole dispositive power 144,274,860; shared dispositive power 0; aggregate amount beneficially owned 144,274,860 (36.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 3040 Post Oak Blvd., FLOOR 18 SUITE 164, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares acquired by the Reporting Persons were acquired by converting promissory notes in the principal amount of $8,400,000 into shares of XCF stock, outright purchases of XCF stock, and payment of an advisory fee. The amounts paid to XCF for the promissory notes and outright purchases of XCF stock were obtained from loans by investors to EEME.

## Item 4. Purpose of Transaction
Purpose of transaction:
EEME is the 100% shareholder of Southern Energy Renewables Inc., a Louisiana corporation ("Southern Energy"). XCF has agreed to purchase Southern Energy from EEME in exchange for a number of shares equal to 35% of XCF's fully diluted stock as of the date of closing of the transaction. As part of the transaction. Southern Energy is entitled to appoint [2] directors to the board of XCF.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 109,499,560 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 20,588,185 shares of XCF common stock. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 109,499,560 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 20,588,185 shares of XCF common stock. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Transactions in the class effected during the past sixty days: On May 28, 2026, EEME invested $2,000,001 into XCF at $0.15 per share for 13,166,220 shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
EEME and XCF entered into a Company Support & Lock-Up Agreement as of April 13, 2026, in which EEME agreed to vote its shares in favor of the proposed business combination among XCF, DevvStream Corp., DevvStream Merger Sub Inc. and Southern Merger Sub Inc. In this agreement, EEME also agreed not to sell 57,809,018 of its XCF shares until the earlier of (a) the closing of the business combination or (b) termination of the Business Combination
Agreement among the aforementioned parties.

The Reporting Person and the Company entered into a Company Support & Lock-Up Agreement as of April 13, 2026, whereas the Reporting Person agrees to not trade the shares for 6 months after the Closing of the Company's Business Combination Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of XCF.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex. 1 Joint Filing Agreement
Ex. 2 Company Support & Lock-Up Agreement

## Signatures
- EEME Energy SPV I, LLC: EEME Energy SPV I, LLC, Majique Ladnier, managing member (06/22/2026)
- Majique Ladnier: Majique Ladnier, Majique Ladnier, self (06/22/2026)